SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	November 05, 2010
Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson Sr. V.P., Chief Financial Officer Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
To the Board of Directors of Shaw Communications Inc.
On November 5, 2010, we reported on the consolidated balance sheets of Shaw Communications Inc. as at August 31, 2010 and 2009 and the consolidated statements of Income and Retained Earnings (Deficit), Comprehensive Income and Accumulated Other Comprehensive Income (Loss) and Cash Flows for each of the years in the three years ended August 31, 2010 (the “Consolidated Financial Statements”) which are included in the Annual Report on Form 40-F.
In connection with our audits conducted in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation to United States Generally Accepted Accounting Principles”. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audit.
In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
/s/ Ernst & Young LLP
Chartered Accountants
Calgary, Canada
November 5, 2010

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPALS
The Company means Shaw Communications Inc. and its subsidiaries.
The annual consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian generally accepted accounting principles (“GAAP”). This reconciliation of Canadian GAAP to US GAAP should be read in conjunction with the Company’s annual consolidated financial statements for the year ended August 31, 2010. The following adjustments and disclosures would be required in order to present the annual consolidated financial statements in accordance with US GAAP.
(a) Reconciliation to US GAAP

	2010	2009	2008
	$	$	$

Net income using Canadian GAAP	532,732	536,475	673,201
Add (deduct) adjustments for:
Deferred charges and credits (2) (8)	14,539	4,576	(21,501)
Business acquisition costs (3)	(12,739)	—	—
Fair value of derivatives (7)	10,002	—	—
Capitalized interest (10)	8,195	1,337	4,133
Income taxes (11)	(13,839)	(3,613)	(994)

Net income using US GAAP	538,890	538,775	654,839

Other comprehensive income (loss) using Canadian GAAP	47,610	19,040	(759)
Fair value of derivatives (7)	(8,627)	—	—
Change in funded status of non-contributory defined benefit pension plan (9)	(38,167)	11,315	(3,135)

	816	30,355	(3,894)

Comprehensive income using US GAAP	539,706	569,130	650,945

Earnings per share using US GAAP
Basic	$1.25	$1.26	$1.52
Diluted	$1.24	$1.25	$1.51

Consolidated Balance Sheet items using US GAAP

	2010		2009
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments (3)	743,273	731,510	194,854	194,854
Property, plant and equipment (10)	3,004,649	3,010,222	2,716,364	2,720,564
Deferred charges (2)	232,843	171,093	256,355	170,260
Broadcast rights (1) (5) (6)	5,061,153	5,035,919	4,816,153	4,790,919
Goodwill (3)	169,143	168,167	88,111	88,111
Other intangibles (10)	156,469	166,804	105,180	108,693
Income taxes payable	170,581	149,081	25,320	5,446
Current portion of long-term debt (2)	557	576	481,739	482,341
Long-term debt (2)	3,981,671	4,020,457	2,668,749	2,695,908
Other long-term liabilities (9)	291,500	431,807	104,964	194,211
Deferred credits (2) (8)	632,482	629,000	659,073	656,830
Future income taxes	1,451,859	1,415,442	1,336,859	1,299,244
Shareholders’ equity:
Share capital	2,250,498	2,250,498	2,113,849	2,113,849
Contributed surplus	53,330	53,330	38,022	38,022
Retained earnings	457,728	364,703	382,227	283,044
Accumulated other comprehensive income (loss)	8,976	(99,527)	(38,634)	(100,343)

Total shareholders’ equity	2,770,532	2,569,004	2,495,464	2,334,572

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2010	2009
	$	$

Shareholders’ equity using Canadian GAAP	2,770,532	2,495,464
Amortization of intangible assets (1)	(130,208)	(130,208)
Deferred charges and credits (2) (8)	(6,173)	(16,847)
Business acquisition costs (3)	(12,739)	—
Equity in loss of investee (4)	(35,710)	(35,710)
Gain on sale of subsidiary (5)	16,052	16,052
Gain on sale of cable systems (6)	50,063	50,063
Fair value of derivatives (7)	8,627	—
Capitalized interest (10)	11,748	5,619
Income taxes (11)	5,315	11,848
Accumulated other comprehensive loss	(108,503)	(61,709)

Shareholders’ equity using US GAAP	2,569,004	2,334,572

The adjustment to accumulated other comprehensive income (loss) is comprised of the following:

	2010	2009
	$	$

Fair value of derivatives (7)	(8,627)	—
Pension liability (9)	(99,876)	(61,709)

Accumulated other comprehensive loss	(108,503)	(61,709)

The estimated pension amount that will be amortized from accumulated other comprehensive loss into income in 2011 includes an actuarial loss of $9,566 and past service costs of $5,776.

Areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements are as follows:
(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast rights were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over 40 years. Effective September 1, 2001, broadcast rights are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

(2)	Deferred charges and credits

The excess of equipment costs over equipment revenues are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

For US GAAP, transaction costs, financing costs and proceeds on bond forward contracts associated with the issuance of debt securities are recorded as deferred charges and deferred credits and amortized to income on a straight-line basis over the period to maturity of the related debt. Under Canadian GAAP, such amounts are recorded as part of the principal balance of debt and amortized to income using the effective interest rate method.

(3)	Business acquisition costs

Effective September 1, 2009, under US GAAP, acquisition related costs are recognized separately from business combinations, generally as expenses. Under Canadian GAAP, CICA Handbook Section 1581, acquisition related costs are included as part of the cost of the purchase.

(4)	Equity in loss of investee

The earnings of an investee determined under Canadian GAAP has been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian GAAP, the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP, the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast rights under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in broadcast rights upon the recognition of the gain.

(7)	Fair value of derivatives

Certain derivatives that qualify for cash flow hedge accounting under Canadian GAAP do not qualify for similar treatment for US GAAP.

(8)	Subscriber connection fee revenue

Subscriber connection fee revenue is deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(9)	Pension liability

Under US GAAP, the Company is required to recognize the funded status of the non-contributory defined benefit pension plan on the Consolidated Balance Sheet and to recognize changes in the funded status in other comprehensive income (loss).

Under Canadian GAAP, the over or under funded status of defined benefit plans is not recognized on the Consolidated Balance Sheet.

(10)	Interest costs

Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(11)	Income taxes

Income taxes reflect various items including the tax effect of the differences identified above, the impact of future income tax rate reductions on those differences and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP. The Company records interest and penalties related to income tax positions in income tax expense. The Company and its subsidiaries file income tax returns in either Canadian federal and provincial jurisdictions or United States federal and state jurisdictions. With few exceptions, the Company is no longer subject to income tax examinations for the years before 1999.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009	2008
	$	$	$

Balance, beginning of year	23,600	25,400	25,600
Decrease for tax positions related to prior years	(6,900)	(1,800)	(2,600)
Increase for tax positions related to current year	600	—	2,400

Balance, end of year	17,300	23,600	25,400

(b)	Advertising costs
Advertising costs are expensed when incurred for both Canadian and US GAAP and for 2010, amounted to $66,138 (2009 — $52,384; 2008 — $47,656).

(c)	Adoption of new accounting pronouncement
Business Combinations
Effective September 1, 2009, the Company adopted FASB Accounting Standards Codification section 805-10 “Business Combinations”. This revised statement requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from business combinations, generally as expenses.